UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ENB Financial Corp

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

26874L101

(CUSIP Number)

August 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26874L101	Schedule 13G

1	Names of Reporting Persons Robert C. Wenger Charitable Trust
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power None
	6	Shared Voting Power 500,406
	7	Sole Dispositive Power None
	8	Shared Dispositive Power 500,406
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,406
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.96%
12	Type of Reporting Person OO

Item 1(a).	Name of Issuer:

ENB Financial Corp

Item 1(b).	Address of Issuer’s Principal Executive Offices:

31 E. Main Street

Ephrata, PA 17522

Item 2(a).	Name of Person Filing:

Robert C. Wenger Charitable Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

C/O ENB’s Money Management Group

31 East Main Street

Ephrata, Pennsylvania 17522

Item 2(c).	Citizenship:

The Robert C. Wenger Charitable Trust is a tax-exempt charitable trust under 501(c)(3) of the Internal Revenue Code and organized under the laws of the Commonwealth of Pennsylvania

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.10 per share

Item 2(e).	CUSIP Number:

26874L101

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 500,406
(b)	Percent of class: 8.96%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

None

(ii)	Shared power to vote or to direct the vote

500,406

(iii)	Sole power to dispose or to direct the disposition of

None

(iv)	Shared power to dispose or to direct the disposition of

500,406

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2022

The Ephrata National Bank, Trustee for the Robert C. Wenger Charitable Trust

By:	/s/ Danielle J. Beck
Danielle J. Beck
VP, Director of Fiduciary Services